
June 8, 2015

Frank R. Erhartic, Jr., President
Sitestar Corporation
7109 Timberlake Road
Lynchburg, VA 24502

      Re: Sitestar Corporation
             Preliminary Information Statement on Schedule 14C
             Filed February 25, 2015
             File No. 000-27763

      We have completed our review of your filing. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filing and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable rules require.

                    Sincerely,

                    /s/ Maryse Mills-Apenteng

                    Maryse Mills-Apenteng
                    Special Counsel